Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING A POSSIBLE FORWARD
SALE TRANSACTION OF BELGRADE PLAZA (VISNJICKA) BY ITS
SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, November 3, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcement dated on October 26, 2016, that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, has signed a new non-binding Letter of Intent (“LOI”) with BIG Shopping Centers Ltd., a public company listed in the Tel Aviv Stock Exchange (“TASE”) and included in the TA 100 Index (the top 100 companies traded on the TASE), (the “Purchaser”) regarding a possible forward sale of Belgrade Plaza shopping and entertainment center (“Belgrade Plaza”) in Belgrade, Serbia.

The LOI binds the Purchaser to a strict timeline for committing a comprehensive Due Diligence and finalizing a detailed binding agreement which determines that the transaction should be concluded by the end of the year. Should the transaction proceed to a signed share purchase agreement, following the due diligence process, Plaza will receive up to €28 million from the Purchaser upon the signing of the agreement as a first installment, and will be due further payments during the first year of operation, subject to certain targets and milestones fulfillment. The Purchaser will provide a guarantee to secure such further payments.

The final agreed value of Belgrade Plaza will be calculated based on a cap rate of 8.25% and the sustainable NOI after 12 months of operation (estimated NOI by the Company at that time stage is approximately €7.5 million per year). Plaza has a line of credit from a financing bank for the development of Belgrade Plaza in a maximum amount of €42 million.

While it is expected that the disposal of Belgrade Plaza will be finalized in the fourth quarter of this year, at this stage there is no certainty that the transaction will be completed.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com